AFFIRMATIVE INSURANCE HOLDINGS, INC.

4450 Sojourn Drive, Suite 500

Addison, Texas 75001

Michael J. McClure

Executive Vice President and Chief Financial Officer

July 16, 2009

FILED VIA EDGAR (CORRESP)

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549-6010

Re: Affirmative Insurance Holdings, Inc.

Comment Letter Regarding Form 10-K for the fiscal year ended December 31, 2007; File Number 000-50795

Dear Mr. Rosenberg:

We are in receipt of that certain correspondence dated July 2, 2009 (the "Comment Letter"), from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to: (i) the Form 10-K for the year ended December 31, 2007 and (ii) the Definitive Proxy Statement on Schedule 14A filed April 24, 2009 of Affirmative Insurance Holdings, Inc. ("Affirmative").

In the Comment Letter, you indicated that we should respond to the comments contained therein within ten (10) business days or tell the Staff when we will provide a response. We appreciate the Staff's comments, and wish to ensure that we have sufficient time to respond to the Comment Letter appropriately.  Accordingly, as discussed in our telephone conference with the Commission on July 15, this correspondence will confirm that we will submit a written response to the Staff's comments in the Comment Letter on or before Monday, August 10, 2009.

Thank your for your attention to this matter. If you have any questions or comments, please do not hesitate to contact the undersigned.

Sincerely,

_______/s/ Michael J. McClure_________

Michael J. McClure

Executive Vice President &

Chief Financial Officer

Affirmative Insurance Holdings, Inc.

4450 Sojourn Drive, Suite 500

Addison, Texas 75001

Telephone: (630) 560-7205

Facsimile: (630) 560-7013

E-Mail: michael.mcclure@affirmativeinsurance.com